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                             March 11, 2021

       Raymond Fu
       Chief Executive Officer
       Uonlive Corporation
       1107, Lippo Centre Tower 1
       89 Queensway
       Admiralty, Hong Kong

                                                        Re: Uonlive Corporation
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed March 11,
2021
                                                            File No. 000-26119

       Dear Mr. Fu:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G

       General

   1. It appears that your filing does not comply with the requirements of the Exchange Act, the rules and regulations
under the Act and the requirements of the form. Specifically, your financial statements do
not meet the updating requirements of Rule 8-08 of Regulation
                                                        S-X. As such, we will
defer further review of your filing until you have provided the necessary financial
statements.
 Raymond Fu
Uonlive Corporation
March 11, 2021
Page 2

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameRaymond Fu
                                                         Division of
Corporation Finance
Comapany NameUonlive Corporation
                                                         Office of Technology
March 11, 2021 Page 2
cc:       Timothy Lam
FirstName LastName